

April 7, 2015

Via E-mail
Mr. Hudson La Force III
Sr. Vice President and Chief Financial Officer
W. R. Grace & Co.
7500 Grace Drive
Columbia, MD 21044

> **Re:**   **W.R. Grace & Co.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-13953**

Dear Mr. La Force:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Supplement

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies, page F-11

Revenue Recognition, page F-12

1.   Please revise your disclosures related to multiple element arrangements in future filing to: address the magnitude of these arrangements; disclose the general timing of delivery or performance of service for deliverables within these arrangements; clarify why elements in the fixed price contract are not separate units of accounting; and disclose the general

timing of the period of performance over which straight-line revenue is recognized. Refer to ASC 605-25-50.

<u>Selected Financial Data, page F-61</u>

2.   Please revise future filings to disclose long-term obligations as proscribed by Item 301 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-62</u>

<u>Highly Inflationary Economy, page F-82</u>

3.   Please tell us, and clarify in future filing, why you continued to use the official exchange rate of 6.3 bolivars to U.S. dollars for the remeasurement of your bolivar-denominated net monetary asset position at December 31, 2014. Also, please expand your disclosures in future filings to: disclose the exchange rate introduced in February 2015; quantify the potential impact on your financial statements if you use each of the alternative exchange mechanisms available; and quantify and disclose the nature of any other assets held by your subsidiary in Venezuela that may be at risk for impairment based on economic conditions in that country.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc) Trish O'Hara, Executive Assistant to Sr. VP and CFO